FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 6, 2010
Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN JAPAN, AUSTRALIA OR THE REPUBLIC OF ITALY

(SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

April 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP PLC AND NATIONAL WESTMINSTER BANK PUBLIC LIMITED COMPANY LAUNCH A CASH TENDER OFFER FOR CERTAIN OUTSTANDING SECURITIES; FURTHER DETAILS OF EC DIVIDEND/COUPON DEFERRAL ANNOUNCED

The Royal Bank of Scotland Group plc ("RBSG" and, together with its subsidiaries, the "Group") and National Westminster Bank Public Limited Company ("NatWest" and, together with RBSG, the "Offerors" and, each, an "Offeror") announced today that they have launched a tender offer (the "Tender Offer") for the outstanding securities of each series listed in the table at the end of this press release (collectively, the "Securities") issued by RBSG, NatWest and certain of their affiliates.  The Tender Offer consists of a separate offer for each series of Securities (each, an "Offer"). The Tender Offer is being made on the terms and subject to the conditions set out in an Offer to Purchase and an accompanying Letter of Transmittal, each dated April 6, 2010.

The rationale of the Tender Offer is to generate core tier 1 capital in the capital structure of the Group and to further strengthen the quality of its capital base.

Future decisions on whether or not to call capital instruments included in this exercise will be taken on an economic basis at the time and will be subject to any required regulatory approvals. In addition, such calls are currently subject to EC restrictions (as described in the Offer to Purchase).

The Offerors will accept valid tenders of Securities in accordance with a waterfall with acceptance priority levels (each, an "Acceptance Priority Level") set out in the table at the end of this press release (with "1" being the highest Acceptance Priority Level) until either: (i) the Offerors have accepted all valid tenders of Securities pursuant to the Tender Offer; or (ii) the aggregate liquidation preference/principal amount of all Securities to be purchased by the Offerors is $3,200,000,000, being the aggregate offer limit (the "Aggregate Offer Limit"). In the case of the last series of Securities at which some, but not all, validly tendered Securities may be accepted before the acceptance of valid tenders of Securities in accordance with the Acceptance Priority Levels would exceed the Aggregate Offer Limit, the relevant Offeror will accept such valid tenders of Securities of that last series of Securities in full, subject to the series offer limit described below, if such acceptance would not cause the relevant Offeror to exceed the Aggregate Offer limit by more than $150,000,000.

In addition to the Aggregate Offer Limit, each Offer with respect to an individual series of Securities will be subject to a series offer limit specified for such series of Securities listed in the table at the end of this press release.

Each Offer will expire at 12:00 midnight, New York City time, on May 3, 2010 (which shall be the end of the day of May 3, 2010) (the "Expiration Time") unless extended by the Offerors, in their sole discretion, and subject to the absolute right of the Offerors, in their sole discretion (subject only to applicable law), to amend any Offer for a particular series at any time.  Settlement is expected to occur on May 6, 2010 (the "Settlement Date"), subject to the rights or obligations of the Offerors to extend and/or amend the Tender Offer.

If an Offeror decides to accept valid tenders of Securities pursuant to an Offer, the total amount that will be paid to each tendering holder on the Settlement Date for the Securities of such holder accepted for purchase will be an amount equal to the sum of the applicable tender offer consideration for the relevant series as set out in the table at the end of this press release (the "Tender Offer Consideration") plus, in each case, accrued and unpaid dividend, interest or other periodic distribution (the "Accrued Distributions") from (and including) the payment date prior to the Settlement Date for such series of Securities to (but excluding) the Settlement Date.

Tenders of Securities may be validly withdrawn at any time prior to the Expiration Time.  Any Securities validly tendered and not validly withdrawn prior to the Expiration Time may not be validly withdrawn unless the relevant Offeror extends the Expiration Time or is otherwise required by law to permit such withdrawal.

No Offer is conditional upon the successful completion of any other Offer. However, each Offer is conditioned on satisfaction of the general and special conditions described in the Offer to Purchase and accompanying Letter of Transmittal, including the special conditions described in this paragraph. The Tender Offer is subject to approval by the shareholders of RBSG of a resolution to approve repurchases of American Depositary Shares representing preference shares in the Tender Offer (the "RBSG Repurchase Resolution"). The resolution will be voted on at a general meeting (the "GM") of shareholders scheduled to take place on April 28, 2010. Her Majesty's Treasury currently holds 68.39 per cent. of the issued Ordinary Shares of RBSG.  These shares are managed by UK Financial Investments Limited ("UKFI"). Whilst the board of UKFI have not yet had an opportunity to formally consider the Tender Offer and resolve on whether to vote UKFI's Ordinary Shares in favour of the RBSG Repurchase Resolution at the GM, Her Majesty's Treasury have indicated to the Board of Directors of RBSG that it supports the Tender Offer.  If the RBSG Repurchase Resolution is not passed prior to the Expiration Time, the Offerors will terminate each Offer.  Also, it is a special condition of the Offerors' acceptance for purchase of any Securities that the Settlement Date shall be no later than June 7, 2010.

The Offerors will publicly announce no later than 9:00 a.m., New York City time, on the business day following the Expiration Time, (i) details of the aggregate liquidation preference/principal amount of Securities which have been validly tendered for each series of Securities and (ii) whether the conditions to the Offers have been satisfied or, subject to applicable law, waived by them. If the Offerors are unable to determine promptly any proration factor, the Offerors will announce preliminary results.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Tender Offer. This is an indicative timetable and is subject to change.

Event	Times and Dates
Commencement of the Tender Offer	April 6, 2010
General Meeting of RBSG	Expected to be on April 28, 2010, at or around 2:00 p.m. London time
Announcement of Results of General Meeting of RBSG in respect of the RBSG Repurchase Resolution	As soon as reasonably practicable after the General Meeting of RBSG
Expiration Time and Withdrawal Deadline	12:00 midnight New York City time, May 3, 2010 (which shall be the end of the day of May 3, 2010)
Announcement of Results of Tender Offer	May 4, 2010 (by no later than 9:00 a.m. New York City time)
Expected Settlement Date	May 6, 2010

If a holder of Securities desires to tender Securities pursuant to the Tender Offer, such holder may do so only by following the instructions that appear in the Offer to Purchase and accompanying Letter of Transmittal.  The above times and dates are subject to the right of the Offerors to extend, re-open, amend and/or terminate any Offer (subject to applicable law and as provided in the Offer to Purchase).  Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities to determine whether such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Tender Offer before the deadlines set out above.

On the Settlement Date, the Tender Agent will arrange for all purchased Securities to be transferred to the order of the relevant Offeror and the Offerors will deliver to the Tender Agent for delivery to tendering holders the amount of cash necessary to pay to each holder of Securities the purchase price with respect to the Securities tendered by such holder.  Under no circumstances will interest on the tender offer consideration for the Securities be paid, regardless of any delay in making such payment.

FURTHER INFORMATION

In the Tender Offer, RBS Securities Inc. is acting as Global Arranger, Joint Lead Dealer Manager and Advisor, Banc of America Securities LLC is acting as Lead Dealer Manager and Advisor, Morgan Stanley & Co. Incorporated is acting as Lead Dealer Manager, J.P. Morgan Securities Inc.  and HSBC Securities (USA) Inc. are acting as Dealer Managers, D.F. King & Co., Inc. is acting as information agent and BNY Mellon Shareowner Services LLC is acting as tender agent.

The Offerors have agreed to pay to each retail processing dealer a retail processing fee related to the tender of certain Securities under certain circumstances, as described in further detail in the Offer to Purchase.

Requests for documents and information should be directed to D.F. King & Co., Inc., the Information Agent for the Tender Offer at the contact information set forth below.

Information Agent
D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 USA Banks and Brokers, Call Collect: +1 212-269-5550 All Others, Call Toll Free: +1 800 859 8511 rbs@dfking.com

DIVIDEND AND COUPON DEFERRAL

As part of the State aid commitments given in connection with the State aid restructuring plan of the Group, RBSG agreed that neither it nor any of its direct or indirect subsidiaries (excluding any companies in the ABN AMRO Group (now renamed the RBS Holdings N.V. Group), which are subject to different restrictions) would pay investors any coupons or dividends on existing hybrid capital instruments from a date starting not later than April 30, 2010 and for a period of two years thereafter unless there is a legal obligation to do so. RBSG announces that the start date for this dividend and coupon deferral period will be April 30, 2010. The securities on which dividends and coupons will be deferred are set out in the Schedule to this press release.

SECURITIES SUBJECT TO THE TENDER OFFER

Securities Code	Accept- ance Priority Level	Offeror	Title of Securities	Series Offer Limit	Face Amount per Security	Aggregate Face Amount Outstanding(1)	Tender Offer Consideration(2) per Security or as a percentage of Face Amount Tendered

ISIN: US7800977479 CUSIP: 780097747	1	RBSG	ADSs, Series R, representing 6.125% Non-cumulative Dollar Preference Shares, Series R, issued by RBSG on December 27, 2006	$585,000,000	$25	$650,000,000	$14.00 per Security
ISIN: US7800977628 CUSIP: 780097762	2	RBSG	ADSs, Series P, representing 6.250% Non-cumulative Dollar Preference Shares, Series P, issued by RBSG on November 9, 2005	$495,000,000	$25	$550,000,000	$14.00 per Security
ISIN: US7800977966 CUSIP: 780097796	3	RBSG	ADSs, Series M, representing 6.400% Non-cumulative Dollar Preference Shares, Series M, issued by RBSG on August 26, 2004	$832,500,000	$25	$925,000,000	$14.00 per Security
ISIN: US7800977701 CUSIP: 780097770	4	RBSG	ADSs, Series N, representing 6.350% Non-cumulative Dollar Preference Shares, Series N, issued by RBSG on May 19, 2005	$900,000,000	$25	$1,000,000,000	$14.00 per Security
ISIN: US7800977396 CUSIP: 780097739	5	RBSG	ADSs, Series S, representing 6.600% Non-cumulative Dollar Preference Shares, Series S, issued by RBSG on June 28, 2007	$855,000,000	$25	$950,000,000	$14.00 per Security
ISIN: US7800977545 CUSIP: 780097754	6	RBSG	ADSs, Series Q, representing 6.750% Non-cumulative Dollar Preference Shares, Series Q, issued by RBSG on May 25, 2006	$607,500,000	$25	$675,000,000	$14.00 per Security
ISIN: US7800977131 CUSIP: 780097713	7	RBSG	ADSs, Series T, representing 7.250% Non-cumulative Dollar Preference Shares, Series T, issued by RBSG on September 27, 2007	$1,440,000,000	$25	$1,600,000,000	$14.75 per Security
ISIN: US780097AU54 CUSIP: 780097AU5	8	RBSG	ADSs, Series U, representing 7.640% Non-cumulative Dollar Preference Shares, Series U, issued by RBSG on October 4, 2007	$1,499,900,000	$100,000	$1,500,000,000	66% per face amount
ISIN: US7800977883 CUSIP: 780097788	9	RBSG	ADSs, Series L, representing 5.750% Series L Category II Non-cumulative Dollar Preference Shares, issued by RBSG on June 23, 2003	$765,000,000	$25	$850,000,000	$16.25 per Security
ISIN: US7800978790 CUSIP: 780097879	10	RBSG	ADSs, Series H, representing 7.250% Non-cumulative Dollar Preference Shares, Series H, issued by RBSG on February 8, 1999	$270,000,000	$25	$300,000,000	$19.25 per Security
ISIN: US7800978048 CUSIP: 780097804	11	RBSG	ADSs, Series F, representing 7.650% Non-cumulative Dollar Preference Shares, Series F, issued by RBSG on March 26, 1997	$180,000,000	$25	$200,000,000	$20.00 per Security
ISIN: US6385398820 CUSIP: 638539882	12	NatWest	ADSs, Series C, representing 7.760% Non-cumulative Dollar Preference Shares, Series C, issued by NatWest on April 8, 1997	$270,000,000	$25	$300,000,000	$21.25 per Security
ISIN: US74927FAA93 CUSIP: 74927FAA9	13	RBSG	Floating Rate Non-cumulative Trust Preferred Securities issued by RBS Capital Trust IV on August 24, 2004 and September 27, 2004	$470,200,000	$1,000	$470,201,000(3)	52% per face amount
ISIN: US749274AA41 CUSIP: 749274AA4	14	RBSG	4.709% Non-cumulative Trust Preferred Securities issued by RBS Capital Trust I on May 21, 2003	$321,925,000	$1,000	$321,926,000(4)	66% per face amount
ISIN: US74927QAA58 CUSIP: 74927QAA5	15	RBSG	5.512% Non-cumulative Trust Preferred Securities issued by RBS Capital Trust III on August 24, 2004	$356,526,000	$1,000	$356,527,000(5)	66% per face amount
ISIN: US74927PAA75 CUSIP: 74927PAA7	16	RBSG	6.425% Non-cumulative Trust Preferred Securities issued by RBS Capital Trust II on December 10, 2003	$393,572,000	$1,000	$393,573,000(6)	67% per face amount
ISIN: US780097AS09 CUSIP: 780097AS0 and ISIN: XS0323865047 CUSIP: 032386504	17	RBSG	6.990% Fixed Rate/Floating Rate Preferred Capital Securities issued by RBSG on October 4, 2007	$563,705,000	$100,000	$563,705,000	74% per face amount
ISIN: US780097AH44 CUSIP: 780097AH4	18	RBSG	7.648% Perpetual Regulatory tier One securities, Series 1 issued by RBSG on August 20, 2001	$685,571,000	$1,000	$761,746,000	86% per face amount

______

Notes:

(1)       The aggregate face amount outstanding is stated as at April 5, 2010.

(2)       The Tender Offer Consideration does not include Accrued Distributions which will be paid by the Offerors in addition to the Tender Offer Consideration.

(3)       The aggregate face amount outstanding of the Capital Trust IV Preferred Securities excludes $529,799,000 in aggregate principal amount of such Securities held by the Group.

(4)       The aggregate face amount outstanding of the Capital Trust I Preferred Securities excludes $528,074,000 in aggregate principal amount of such Securities held by the Group.

(5)       The aggregate face amount outstanding of the Capital Trust III Preferred Securities excludes $593,473,000 in aggregate principal amount of such Securities held by the Group.

(6)       The aggregate face amount outstanding of the Capital Trust II Preferred Securities excludes $256,427,000 in aggregate principal amount of such Securities held by the Group.

ABOUT RBSG AND NATWEST

RBSG is the holding company of a large global banking and financial services group.  Headquartered in Edinburgh, RBSG operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, the Royal Bank of Scotland plc ("RBS") and NatWest.  Both RBS and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, RBSG's subsidiary Citizens Financial Group Inc. is a large commercial banking organization.  RBSG has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal. The Offer to Purchase and accompanying Letter of Transmittal contain important information which must be read carefully before any decision is made with respect to the Tender Offer described in this press release. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, counsel, accountant or other independent financial adviser.  Any holder of Securities whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Tender Offer.  None of the Offerors, the Joint Dealer Managers, the Tender Agent, the Information Agent or any of their respective affiliates, makes any recommendation as to whether or not any holder of Securities should tender Securities held by them pursuant to the Tender Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

General

No offer to purchase any securities is being made pursuant to this press release. Neither this press release nor the Offer to Purchase and accompanying Letter of Transmittal constitutes an offer to purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws and tenders of Securities pursuant to the Tender Offer will not be accepted from holders thereof in any jurisdiction where such invitation or tender is unlawful.

The distribution of this press release, the Offer to Purchase and the Letter of Transmittal in certain jurisdictions may be restricted by law. Persons into whose possession this press release and/or the Offer to Purchase and accompanying Letter of Transmittal comes are required to inform themselves about, and to observe, any such restrictions.

Italy

The Tender Offer is not being made, directly or indirectly, in the Republic of Italy. The Tender Offer, this press release, the Offer to Purchase and any other documents or materials relating to the Offer have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Accordingly, neither the Offer to Purchase, this press release nor any other offering material relating to the Tender Offer or the Securities may be distributed or made available in the Republic of Italy.

United Kingdom

The communication of (i) this press release, (ii) the Offer to Purchase, and any other documents or materials relating to the Tender Offer have not been and will not be made, and such documents and/or materials have not been and will not be approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, the documents and/or materials referred to in (ii) are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the documents and/or materials referred to in (i) and (ii) as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) (and any persons who do not have professional experience in matters relating to investments should not rely on such documents and/or materials) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made in accordance with the Financial Promotion Order.

Belgium

In Belgium, the Tender Offer is not, directly or indirectly, being made to, or for the account of, any person other than qualified investors within the meaning of Article 10 of the Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market, each acting on its own account, and the Tender Offer does therefore not constitute a public offer pursuant to Article 6, §3, 2° of the Law of April 1, 2007 on public takeover bids. This press release, the Offer to Purchase and any other document relating to the Tender Offer has not been and will not be submitted to nor approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the Offer may not be advertised or made (either directly or indirectly) and this press release, the Offer to Purchase and any other offering material may not be distributed or made available in Belgium other than to such qualified investors. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

Australia

The Tender Offer is not being made, directly or indirectly, in Australia. Neither this press release, the Offer to Purchase, nor any other offering material relating to the Tender Offer or the Securities may be distributed or made available in Australia.

Andorra

The Tender Offer is not being made, directly or indirectly, in the Principality of Andorra. Accordingly, neither this press release, the Offer to Purchase nor any other offering material relating to the Tender Offer or the Securities may be distributed or made available in Andorra.

Schedule

Securities on which dividends and coupons will be deferred:

RBSG preference shares

•           USD 925,000,000 6.40 per cent. Non-cumulative preference shares Series M (US7800977966)

•           USD1,000,000,000 6.35 per cent. Non-cumulative preference shares Series N (US7800977701)

•           USD 550,000,000 6.25 per cent. Non-cumulative preference shares Series P (US7800977628)

•           USD 675,000,000 6.75 per cent. Non-cumulative preference shares Series Q (US7800977545)

•           USD 650,000,000 6.125 per cent. Non-cumulative preference shares Series R (US7800977479)

•           USD 950,000,000 6.60 per cent. Non-cumulative preference shares Series S (US7800977396)

•           USD 1,600,000,000 7.25 per cent. Non-cumulative preference shares Series T (US7800977131)

•           USD 1,500,000,000 7.64 per cent. Non-cumulative preference shares Series U (US780097AU54)

•           EUR 1,250,000,000 5.50 per cent. Non-cumulative preferred securities Series 1 (XS0205935470)

•           EUR 1,250,000,000 5.25 per cent. Non-cumulative Preferred Securities Series 2 (DE000A0E6C37)

•           EUR 1,300,000,000 7.0916 per cent. Non-cumulative preference shares Series 3 (XS0323734961)

•           GBP 750,000,000 8.162 per cent. Non-cumulative preference shares Series 1 (XS0323839042)

RBSG/RBS innovative tier 1 securities

•           RBS Capital Trust A EUR 1,250,000,000 6.467 per cent. non-cumulative trust preferred securities (XS0149161217)

•           RBS Capital Trust B USD 750,000,000 6.80 per cent. non-cumulative trust preferred securities (XS0159056208)

•           RBS Capital Trust C EUR 500,000,000 4.243 per cent. non-cumulative trust preferred securities (XS0237530497)

•           RBS Capital Trust D GBP 400,000,000 5.6457 per cent. non-cumulative trust preferred securities (XS0277453774)

•           RBS Capital Trust I USD 850,000,000 4.709 per cent. non-cumulative trust preferred securities (US749274AA41)

•           RBS Capital Trust II USD 650,000,000 6.425 per cent. non-cumulative trust preferred securities (US74927PAA75)

•           RBS Capital Trust III USD 950,000,000 5.512 per cent. non-cumulative trust preferred securities (US74927QAA58)

•           RBS Capital Trust IV USD 1,000,000,000 Floating Rate Notes non-cumulative trust preferred securities (US74927FAA93)

•           RBSG CAD 600,000,000 6.666 per cent. Undated Callable Step-Up Tier 1 Notes (CA780097AT83)

•           RBSG USD 1,600,000,000 6.990 per cent. Fixed Rate/Floating Rate Preferred Capital Securities (US780097AS09)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 6 April 2010

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat